SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2007

Commission File No. 1-8887

TransCanada PipeLines Limited

(Translation of Registrant’s Name into English)

450 – 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Exhibits 13.1 to 13.3 and 99.1 to this report, furnished on Form 6-K, shall be incorporated by reference into the following Registration Statement under the Securities Act of 1933, as amended, of the registrant: Form F-9 (Reg. No. 333-141122).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2007

TRANSCANADA PIPELINES LIMITED

By:	/s/ Gregory A. Lohnes
Gregory A. Lohnes
Executive Vice-President and
Chief Financial Officer

By:	/s/ G. Glenn Menuz
G. Glenn Menuz
Vice-President and Controller

EXHIBIT INDEX

13.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the registrant as at and for the period ended June 30, 2007.

13.2	Consolidated comparative interim unaudited financial statements of the registrant for the period ended June 30, 2007 (included in the registrant’s Second Quarter 2007 Quarterly Report).

13.3	U.S. GAAP reconciliation of the consolidated comparative interim unaudited financial statements of the registrant contained in the registrant’s Second Quarter 2007 Quarterly Report.

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer regarding Periodic Report containing Financial Statements.

32.2	Certification of Chief Financial Officer regarding Periodic Report containing Financial Statements.

99.1	Schedule of earnings coverage calculations at June 30, 2007.